ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
490PB2906	04/16/12	02/03/12	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

WISCONSIN CAPITAL FUNDS, INC.

AMEND DECLARATIONS

It is agreed that:  The following checked items are amended on the Declarations Page:

☐	Item 1.	Name of Insured / Principal Address:
From:

To:

☐	Item 2.	Bond Period:
		From: 12:01 a.m. on	to 12:01 a.m. on	the effective date of the
termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☒	Item 3.	Limit of Liability is hereby amended to read as follows:
			Limit of Liability	Deductible Amount
		Insuring Agreement A - Fidelity	$525,000	$0
		Insuring Agreement B - Audit Expense	$50,000	$5,000
		Insuring Agreement C - Premises	$525,000	$5,000
		Insuring Agreement D - Transit	$525,000	$5,000
		Insuring Agreement E - Forgery or Alteration	$525,000	$5,000
		Insuring Agreement F - Securities	$525,000	$5,000
		Insuring Agreement G - Counterfeit Currency	$525,000	$5,000
		Insuring Agreement H - Stop Payment	$50,000	$5,000
		Insuring Agreement I - Uncollectible Items of Deposit	$50,000	$5,000
		Optional Coverages Added by Rider:

		Computer Systems	$525,000	$5,000
		Voice Initiated Transaction	$525,000	$5,000
		Telefacsimile Systems	$525,000	$5,000
		Unauthorized Signatures	$50,000	$5,000
			$	$
☐	Item 4.	Offices or Premises Covered:
		The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB028 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

Wisconsin Capital Funds, Inc.

The $72.00 premium for Wisconsin Capital Funds, Inc.’s amendment to its fidelity bond that covers the period June 1, 2011 to May 31, 2012 was paid on February 8, 2012.

The Board of Directors of the Wisconsin Capital Funds, Inc. considered the approval of the fidelity bond. After discussion and upon motion made and seconded, the following resolutions were approved.

Renewal of Fidelity Bond

WHEREAS, the Board of Directors (the "Board") of the Funds has determined that it is in the best interests of the Funds to obtain fidelity bond coverage covering the Funds against larceny and embezzlement by, among others, officers and employees of the Funds, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended;

NOW, THEREFORE, IT IS RESOLVED, that the Funds' fidelity bond coverage be obtained through Travelers Group of Insurance Companies in the amount of $450,000 with an annual premium amount of approximately $1,355, for a one-year term;

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the aggregate assets of the Funds) to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by each Fund;

FURTHER RESOLVED, that subject to the ratification of the Board, the officers of the Funds be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940; and

FURTHER RESOLVED, that any officer of the Funds is authorized to make any and all payments and do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution.